Exhibit 99.1

BIG TREE CLOUD HOLDINGS LIMITED

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In U.S. dollars, except for share and per share data, or otherwise note)

	As of
	December 31, 2024	June 30, 2024
	USD (unaudited)	USD
ASSETS
Current assets:
Cash and cash equivalents	1,747,822	748,099
Advanced to suppliers	-	2,941
Accounts receivables, net	101,974	47,753
Prepaid expenses and other current assets, net	437,478	539,531
Inventories, net	1,490	600,876
Amounts due from a related party	-	16,595
Total current assets	2,288,764	1,955,795

Non-current assets:
Property and equipment, net	2,534,424	3,599,546
Intangible assets, net	2,175,601	2,362,417
Right-of-use assets	1,262,111	547,214
Deferred tax assets	175,788	502,965
Total non-current assets	6,147,924	7,012,142
TOTAL ASSETS	8,436,688	8,967,937

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payables	80,041	430,510
Contract liabilities	18,066	3,776,879
Accrued expenses and other current liabilities	3,649,378	2,663,779
Operating lease liabilities - current	339,542	190,023
Amounts due to a related party	1,163,916	13,012
Total current liabilities	5,250,943	7,074,203

Non-current liabilities:
Contract liabilities	-	1,376,046
Long-term loans	1,369,994	1,376,046
Amounts due to a related party, non-current	2,501,381	2,360,147
Operating lease liabilities - non-current	1,014,240	335,241
Other non-current liabilities	1,045,463	1,025,051
Total non-current liabilities	5,931,078	6,472,531
TOTAL LIABILITIES	11,182,021	13,546,734

Shareholders’ deficit:
Ordinary shares (par value of US$0.0001 per share; 500,000,000 ordinary shares authorized, 57,080,546 and 57,080,546 ordinary shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively) *	5,708	5,708
Accumulated deficit	(3,018,659)	(4,898,117)
Accumulated other comprehensive income	267,618	313,612
Total shareholders’ deficit	(2,745,333)	(4,578,797)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	8,436,688	8,967,937

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2024	2023
	USD	USD
Net revenue	1,039,851	4,158,057
Cost of revenues	(367,274)	(1,378,127)
Gross profit	672,577	2,779,930

Operating expenses
Selling expenses	(363,777)	(435,245)
General and administrative expenses	(2,403,721)	(1,887,213)
Total operating expenses	(2,767,498)	(2,322,458)
Operating (loss)/profit	(2,094,921)	457,472

Other income, net
Financial expenses	(169,141)	(20,079)
Financial income	1,019	2,699
Gain on deregistration and disposal of subsidiaries, net	4,788,377	62,429
Other (expenses)/income, net	(50,820)	33,561
Total other income, net	4,569,435	78,610

Income before income tax provision	2,474,514	536,082
Income tax (expense)/benefit	(595,056)	45,302
Net income	1,879,458	581,384

Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	(45,994)	23,568
Total comprehensive income	1,833,464	604,952

Earnings per share*
Basic and diluted	0.0286	0.0116
Weighted average shares used in calculating net earnings per share*
Basic and diluted	65,631,981	50,000,000

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary shares*		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’ equity/
	Shares	Amount	capital	deficits	income	(deficit)
		USD	USD	USD	USD	USD
Balance as of July 1, 2023	50,000,000	50,000	4,199,352	(3,979,667)	318,148	587,833
Net income	-	-	-	581,384	-	581,384
Deemed distribution in connection with purchase of intangible assets	-	-	(2,579,924)	-	-	(2,579,924)
Foreign currency translation	-	-	-	-	23,568	23,568
Balance as of December 31, 2023 (Unaudited)	50,000,000	50,000	1,619,428	(3,398,283)	341,716	(1,387,139)

Balance as of July 1, 2024	57,080,546	5,708	-	(4,898,117)	313,612	(4,578,797)
Net income	-	-	-	1,879,458	-	1,879,458
Foreign currency translation	-	-	-	-	(45,994)	(45,994)
Balance as of December 31, 2024 (Unaudited)	57,080,546	5,708	-	(3,018,659)	267,618	(2,745,333)

*	The shares are related to the reverse recapitalization for the business combination and reorganization for the founding shareholders are presented on a retroactive basis to reflect both the reverse recapitalization and the reorganization.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the six months ended December 31,
	2024	2023
	USD	USD
Net income	1,879,458	581,384
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation and amortization	339,191	480,187
Write offs of inventory reserve	(12,443)	(601)
Loss on disposal of property and equipment	-	5,137
Provision for credit losses	2,008	3,412
Deferred tax assets	327,177	(134,694)
Amortization of right-of-use assets	129,397	89,327
Financial expenses	58,283	-
Gain on deregistration and disposal of subsidiaries, net	(4,788,377)	-
Changes in operating assets and liabilities:
Accounts receivables	(68,455)	188,620
Prepaid expenses and other current assets	(241,284)	(14,322)
Amounts due from a related party	16,595	-
Accounts payables	(92,424)	49,655
Contract liabilities	(546,476)	(901,588)
Advance to suppliers	2,941	670,007
Inventories	140,090	(699,268)
Accrued expenses and other current liabilities	(158,589)	(21,992)
Operating lease liabilities	(51,600)	(63,608)
Net cash (used in)/provided by operating activities	(3,064,508)	231,656

Cash flows from investing activities:
Purchases of property and equipment	(1,483)	(387,111)
Proceeds on disposal of property and equipment	-	63,582
Proceeds on deregistration and disposal of subsidiaries	2,843,853	-
Purchases of intangible assets	-	(1,796,426)
Net cash provided by/(used in) investing activities	2,842,370	(2,119,955)

Cash flows from financing activities:
Payments of listing fees	-	(570,731)
Loans paid to related parties	-	(1,778,091)
Repayments of loans received from a related party	(1,184,388)	-
Proceeds from short-term loans	-	1,408,471
Loans received from a related party	2,446,310	893,709
Net cash provided by/(used in) financing activities	1,261,922	(46,642)

Effect of foreign currency translation	(40,061)	(134,251)
Net increase/(decrease) in cash and cash equivalents	999,723	(2,069,192)
Cash and cash equivalents at beginning of the period	748,099	3,190,995
Cash and cash equivalents at end of the period	1,747,822	1,121,803

Supplemental disclosure of cash flow information
Income tax paid	-	-
Interest paid	100,595	20,643

Supplemental disclosure of non-cash activities
Lease liabilities arising from obtaining right-of-use assets	1,394,554	-
Net off between contract liabilities and prepaid expenses and other current assets	2,434,197	-
Net off between contract liabilities and accrued expenses and other current liabilities	778,140	-

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

BIG TREE CLOUD HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 and 2023
(In U.S. dollars, except share and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Big Tree Cloud International Group Limited (“DSY”) was incorporated by the controlling shareholder, Mr. Wenquan Zhu, under the laws of the Cayman Islands on April 21, 2021.

On October 9, 2023, DSY entered into a business combination agreement (the “Business Combination Agreement”) with (i) Plutonian Acquisition Corporation (“Plutonian”), a newly organized blank check company incorporated as a Delaware corporation on March 11, 2021, (ii) Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”), a limited liability company incorporated in the PRC, (iii) Big Tree Cloud Holdings Limited (“DSY Holdings”, or the “Company”), an exempted company incorporated in the Cayman Islands, (iv) Big Tree Cloud Merger Sub I Limited, an exempted company incorporated in the Cayman Islands and a direct wholly-owned subsidiary of PubCo (“Merger Sub 1”); and (v) Big Tree Cloud Merger Sub II Inc., a Delaware corporation and a direct wholly-owned subsidiary of PubCo (“Merger Sub 2”).

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), (i) Merger Sub 1 would merge with and into DSY (the “Initial Merger”), and DSY would be the surviving corporation of the Initial Merger and a direct wholly owned subsidiary of the Company; and (ii) following confirmation of the effectiveness of the Initial Merger, Merger Sub 2 would merge with and into Plutonian (the “SPAC Merger” and together with the Initial Merger, the “Mergers”), and Plutonian would be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of the Company (the Mergers together with the other transactions contemplated by the Business Combination Agreement and other ancillary documents, the “Transactions”).

The Company and its subsidiaries primarily engage in manufacturing and sale of personal care products through its directly or indirectly owned subsidiaries (collectively, the “Group”) in the People’s Republic of China (“PRC” or “China”).

Reverse recapitalization

On June 6, 2024 (the “Closing Date”), Plutonian and DSY Holdings consummated the closing of the Transaction of Plutonian and DSY Holdings, following the approval at a Special Meeting of the shareholders on April 30, 2024. Following the consummation of the Transactions, Plutonian as a wholly-owned subsidiary of the Company and the outstanding shares of Plutonian being converted into the right to receive shares of the Company, the combined company will retain the name of the Company.

DSY was determined to be the accounting acquirer given DSY effectively controlled the combined entity after the transaction. The transaction is not a business combination because Plutonian was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by DSY for the net monetary assets of the Company, accompanied by a recapitalization. DSY was determined as the accounting acquirer and the historical financial statements of DSY became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. All of the ordinary shares of DSY that were issued and outstanding immediately prior to the mergers were cancelled and converted into an aggregate of 50,000,000 ordinary shares, which has been restated retrospectively to reflect the equity structure of the Company. Earnings per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio.

The par value of ordinary shares is $0.0001, the difference of $45,000 was adjusted retrospectively as in addition paid-in capital as of June 30, 2023. The unaudited condensed consolidated statements of changes in shareholders’ deficit for the six months ended December 31, 2023 were also adjusted retrospectively to reflect these changes. The weighted average number of ordinary shares outstanding used in computing net income per ordinary share - basic and diluted was adjusted retrospectively from 50,000 to 50,000,000 for the six months ended December 31, 2023. The income per share before and after the retrospective adjustments are as follows.

	For the six months ended December 31, 2023
	Before adjustment	After adjustment
Net income per share attributable to ordinary shareholders of Big Tree Cloud Holdings Limited
- Basic and diluted	11.63	0.0116
Weighted average shares used in calculating net income per share
- Basic and diluted	50,000	50,000,000

History of the Group and Reorganization

Bright Connected Limited (“DSY BVI”), which is 100% owned by DSY, was incorporated in the British Virgin Islands (the “BVI”) on April 1, 2021. DSY BVI is an investment holding company with no operations.

Hongkong Ploutos International Holdings Limited (“DSY HK”), which is 100% owned by DSY through DSY BVI, was incorporated in Hong Kong on July 14, 2023. DSY HK is an investment holding company with no operations.

Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”), which was incorporated on June 16, 2020 by the controlling shareholder, Mr. Wenquan Zhu. DSY Guangdong through its directly and indirectly owned subsidiaries is principally engaged in the manufacturing and sales of personal care products in the People’s Republic of China (“PRC”).

In anticipation of an initial public offering of its equity securities, DSY undertook a reorganization (the “Reorganization”). On September 14, 2023, DSY HK acquired DSY Guangdong from Mr. Wenquan Zhu. Effective on September 14, 2023, DSY completed the reorganization (“Reorganization”) and became the ultimate holding company of DSY Guangdong and its subsidiaries through DSY HK, which were all controlled by the same shareholders before and after the Reorganization.

As of the balance sheet date of the financial statements, the details of the Company’s subsidiaries were as follows.

Name	Date of Incorporation	Percentage of effective ownership	Principal Activities
Big Tree Cloud International Group Limited (“DSY”)	April 21, 2021	100%	Investment holding
Plutonian Acquisition Corporation (“Plutonian”)	March 11, 2021	100%	Investment holding
Bright Connected Limited (“DSY BVI”)	April 1, 2021	100%	Investment holding
Hongkong Ploutos International Holdings Limited (“DSY HK”)	July 14, 2023	100%	Investment holding
Guangdong Big Tree Cloud Investment Holding Group Co., LTD (“DSY Guangdong”)	June 16, 2020	100%	Investment holding
Shenzhen Big Tree Cloud Import and Export Trading Co., Ltd. (“DSY Shenzhen”)	July 02, 2020	100%	Sale of personal care products
Dongguan Big Tree Cloud Daily Necessities Co. Ltd. (“DSY Dongguan”)	July 14, 2022	100%	Manufacturing personal care products
Shenzhen Jingxiyun Trading Co., Ltd. (“Jingxiyun Shenzhen”)	December 20, 2021	100%	Sale of personal care products
Shenzhen Big Tree Cloud Commercial Chain Management Co. Ltd. (“DSY Commercial Shenzhen”)	January 19, 2023	100%	Sale of personal care products

2.	GOING CONCERN

The Group’s accounts have been prepared assuming that the Group will continue as a going concern basis. The going concern basis assumes that assets are realized, and liabilities are extinguished in the ordinary course of business at amount disclosed. The Group had net cash outflow from operating activities amounting to $3,064,508 for the six months ended December 31, 2024 and a working capital deficit of $2,962,179, an accumulated deficit of $3,018,659 and a total shareholders’ deficit of $2,745,333 as of December 31, 2024, which raised substantial doubt about its ability to continue as a going concern.

On May 6, 2025, the Group completed a round of strategic capital increase, pursuant to which Shenzhen Wengu Development Investment Partnership (Limited Partnership) (“Shenzhen Wengu”) made a capital contribution of RMB30,000,000 to DSY Guangdong, which was fully received as of the issuance date of the financial statements. Meanwhile, the Group plans to raise additional capital through securities offerings to support its daily operation. As a result, the Group believes that its current cash and anticipated cash flows from operating and financing will be sufficient to meet its anticipated working capital requirements and commitments for at least the next 12 months after the issuance of the accompanying audited consolidated financial statements, which will mitigate the conditions or events that raise substantial doubt about the Group’s ability to continue as a going concern. The Group has prepared the consolidated financial statements on a going concern basis. If the Group encounters unforeseen circumstances that place constraints on its capital resources, management will be required to take various measures to conserve liquidity.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the U.S. Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended June 30, 2024 and 2023.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Group’s consolidated financial statements for the year ended June 30, 2024. The results of operations for the six months ended December 31, 2024 are not necessarily indicative of the results for the full year.

(b)	Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported periods in the unaudited condensed consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, revenue recognition, the allowance for uncollectable accounts receivables, depreciable lives and recoverability of property and equipment, deferred income taxes and valuation allowance for deferred tax assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposit placed with financial institutions, which have original maturities of less than three months and unrestricted as to withdrawal and use.

(d)	Accounts receivables, net

Accounts receivables, net are stated at the historical carrying amount net of allowance for uncollectible accounts. The accounts receivable mainly include receivables from platform distributor customers, and wholesale customers, and are recognized in the period when the Group has delivered goods to its customers and when the right to consideration is unconditional. The amounts due are stated at their net estimated realizable value. The receivables from platform distributor customers and wholesale customers are settled in accordance with credit terms mutually agreed.

The Group makes estimates of expected credit losses for the allowance for credit losses based on assessment of various factors, including historical experience, the age of the accounts receivable balances, credit quality of certain accounts receivables, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible accounts receivables are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined that is not probable for the balance to be collected.

(e)	Inventories, net

Inventories, net consisting of finished products available for sales are valued at the lower of cost or net realizable value with cost determined using the weighted average cost method. Net realizable value is based on estimated selling prices in the ordinary course of business, less reasonably predictable transportation cost. Write-down is recorded when the future estimated net realizable value is less than cost, which is recorded in cost of revenues in the consolidated statements of income and comprehensive income.

Inventory write-down is estimated based on significant management estimates and assumptions used to determine the write-down percentages that are applied to different aging groups and assess the condition of the merchandise within each category. In determining the write-down percentages on inventories, the Group takes into considerations of factors, such as the inventories’ aging, historical trends, forecasted demands, expected selling prices and future promotional events. No inventory write-down were recorded for the six months ended December 31, 2024 and 2023, respectively.

(f)	Prepaid expenses and other current assets

Prepaid expenses and other current assets mainly consisted of rent deposits, deposits for online stores and offline shops. The Group makes estimates of expected credit loss for the allowance of other receivables based on assessment of various factors, including probability of default and loss given default rate of different types of other receivables in each business, current economic conditions, reasonable and supportable forecasts of future economic conditions and other factors that may affect its ability to collect from the counterparties. Uncollectible other receivables are written off when a settlement is reached for an amount that is less than the outstanding balance or when the Group has determined that it is probable the balance will not be collected.

(g)	Advance to suppliers

Advance to suppliers represented prepayments to suppliers for costs of products. Management reviews its advance to suppliers on a regular basis to determine if the allowance is adequate, and adjusts the allowance when necessary. Management continues to evaluate the reasonableness of the allowance policy and update it if necessary.

(h)	Related parties

A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Group discloses all significant related party transactions.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Office equipment and computers	5 years
Transportation equipment	8 years
Building	20 years
Leasehold improvements	Shorter of the lease term or the estimated useful life of the assets

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income. Management estimates the residual value of its office equipment and computers, transportation equipment and office equipment to be 5%.

(j)	Intangible assets, net

Indefinite-lived intangible assets are tested for impairment at least annually and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Indefinite-lived intangible assets are impaired if their estimated fair values are less than their carrying values.

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment if any. The finite-lived intangible assets are amortized over their estimated useful lives, which are the period over which the assets are expected to contribute directly or indirectly to the future cash flows of the Group. These intangible assets are tested for impairment at the time of a triggering event, if one were to occur. Finite-lived intangible assets may be impaired when the estimated undiscounted future cash flows generated from the assets are less than their carrying amounts.

The Group may rely on a qualitative assessment when performing impairment test for its intangible asset. Otherwise, the impairment evaluation is performed at the lowest level of identifiable cash flows independent of other assets.

The Group’s intangible assets mainly represented trademark developed and acquired by the Group. Trademark is classified as finite-lived intangible assets and amortized over its useful life of approximately 7 years.

(k)	Lease

The Group adopted ASC 842 on July 1, 2021.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange of a consideration. To assess whether a contract is or contains a lease, the Group assess whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all the economic benefits from the use of the asset and whether it has the right to control the use of the asset.

The Group classifies a lease as a financing lease at lease commencement when the lease meets any one of the criteria:

a.	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term.

b.	The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise.

c.	The lease term is for a major part of the remaining economic life of the underlying asset.

d.	The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

e.	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the Group at the end of the lease term.

When none of the criteria are met, the Group classifies a lease as an operating lease.

The right-of-use assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

Leases with an initial term of 12 months or less are short-term lease and not recognized as right-of-use assets and operating lease liabilities on the consolidated balance sheet. The Group recognizes lease expense for short-term leases on a straight-line basis over the lease term.

The right-of-use of asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and less any lease incentive received.

Operating lease liabilities are recognized based on the present value of the lease payments not yet paid, discounted using the average borrowing rate of the Group’s outstanding loans.

Lease term includes rent holidays and options to extend or terminate the lease when the Group is reasonably certain that the Group will exercise that option. The lease assets for operating leases consist of the amount of the measurement of the lease liabilities and any prepaid lease payments. Operating lease expense is recognized on a straight-line basis over the lease term by adding interest expense determined using the effective interest method to the amortization of the right-of-use assets. Interest expense is determined using the effective interest method. The Group’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Group reviews the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows.

(l)	Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(m)	Fair value measurement

The Group applies ASC 820 which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.

●	Level 3 — Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future cash flow amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consisted of cash and cash equivalents, accounts receivable, advance to suppliers, other receivables included in the prepaid expenses and other current assets, advance from customers, accounts payable, other payables included in accrued expenses and other current liabilities, amounts due from and due to a related party. As of December 31, 2024 and June 30, 2024, the carrying amounts of financial instruments approximated to their fair values due to the short-term maturity of these instruments.

The Group’s non-financial assets, such as property and equipment, would be measured at fair value only if they were determined to be impaired.

(n)	Commitments and contingencies

In the normal course of business, the Group is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Group recognizes a liability for such contingency if it determines that it is probable that a loss will occur and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(o)	Warrants

The Group accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480 and meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded as liabilities at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations.

(p)	Earnout shares

The consideration for the business combination closed on June 6, 2024 included a total of 20,000,000 earn-out shares (the “Earnout Shares”) granted to the shareholders who held DSY’s shares as of immediately prior to the Closing upon the occurrence of the earn-out event. The earn-out event is defined as the event where the Group first reports that there has been, in aggregate, no less than 200 department stores, grocery stores, pharmacies, supermarkets and other retail stores or vendors, each with a gross floor area of no less than 500 square meters, engaged in selling the Group’s personal care products or other consumer goods. The earn-out event has been completed in June 2024 prior to the Closing. Pursuant to ASC 805, the Group accounted for the Earnout Shares as part of the consideration of the business combination. As of December 31, 2024, the insurance and registration of Earnout Shares was still in process.

(q)	Revenue recognition

The Group’s revenues are mainly generated from 1) product sales, 2) licensing fees from commercial stores.

The Group recognizes revenue pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, reduced by estimates for return allowances, promotional discounts, rebates and business tax and Value Added Tax (“VAT”). The recognition of revenues involves certain management judgments, including estimated lives of virtual items purchased by game players and estimated breakage of game points. The amount and timing of the Group’s revenues could be different if management made different judgments or utilized different estimates. To achieve the core principle of this standard, we applied the following five steps:

1.	Identification of the contract, or contracts, with the customer;

2.	Identification of the performance obligations in the contract;

3.	Determination of the transaction price;

4.	Allocation of the transaction price to the performance obligations in the contract; and

5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of our significant performance obligations and our application of ASC 606 to our revenue arrangements are discussed in further detail below.

Product sales

The Group’s product sales primarily derived from (i) sales of the Group’s products to third party platform distributor customers and wholesale customers; (ii) e-commerce sales to retail customers through the Group’s online stores on third party e-commerce platforms; and iii) sales to retail customers through the offline stores operated by the Group.

The Group assesses that the Group is acting as a principal, as the Group obtains control of the specified goods prior to their transfer to the customer, and is responsible for fulfilling the promise to provide the specified goods.

The revenues are recognized at the point in time control of the products is transferred, and in the gross amount of consideration to which it expects to be entitled in exchange for the specified goods or services transferred. For sales through offline channels, revenues are recognized seven days after the start of transportation. For sales through online platforms, revenues are recognized fourteen days after the start of transportation.

Shipping and handling activities are considered fulfillment activities rather than promised services and therefore, they are not considered separate performance obligations.

Revenues are recorded net of return allowances, sales incentives, value-added taxes and related surcharges. For sales through offline channels, the Group’s sales terms do not provide a right of return beyond a standard quality policy. For sales through online channels, the Group offers an unconditional right of return for a period of seven days upon receipt of products. The Group bases its estimates of sales return on historical results. For the six months ended December 31, 2024 and 2023, the amount of sales return was insignificant. The Group may provide sales incentives in the forms of discounts to customers. Revenue, recognized on a net basis after such sales incentives, are allocated based on the relative standalone selling prices for respective products.

Payment for online and offline retail customers are due at the point of sale. Payment terms for distributor customers are generally set at 60 days after the consideration becomes due and payable.

Licensing fees

The Group enters into licensing agreements with customers and the third-party commercial stores (the “Licensees”), to authorize the Licensees to use the Group’s logo, trademark and the brand name of “Big Tree Cloud.” Therefore, the performance obligation is satisfied over time because the Licensees simultaneously receive and consume the benefits (of utilizing the Group’s logo, trademark and brand name) during the authorized period of two years. Therefore, revenues generated from licensing fees are recognized overtime during the authorized period of two years. The transaction price contains variable considerations, including prompt inventive payment to the Licensees if a Licensee reaches certain milestones. The Group uses the “most likely amount” method based on historical experiences and updates its estimated transaction price at the end of each reporting period to estimate the amount of variable consideration to be included in the transaction.

The Group considers itself the principal as it is responsible for rendering franchising services prior to transfer to the customers and has the pricing latitude; therefore, such revenues are reported on a gross basis.

The following tables disaggregate the Group’s revenue for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
	USD	USD
Product Sales (by products)
– Sanitary pads	936,545	2,251,713
– Body and oral care products	99,751	849,062
– Accessories	-	1,013,537
– Others	26	28,396
Licensing Fees	3,529	15,349
Total	1,039,851	4,158,057

	For the six months ended December 31,
	2024	2023
	USD	USD
Product Sales (by channels)
– Online	16,046	2,062,202
– Offline	1,020,276	2,080,506
Licensing Fees	3,529	15,349
Total	1,039,851	4,158,057

The following table presents revenue classified by timing of revenue recognition for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
	USD	USD
Point in time	1,036,322	4,142,708
Over time	3,529	15,349
Total	1,039,851	4,158,057

Contract liabilities

Contract liabilities represent the obligation to transfer goods or services to a customer for which the entity has received consideration from the customer. Contract liabilities of the Group mainly consist of advance product payments from customers. The Group recognizes contract liabilities of $18,066 and $5,152,925 as of December 31, 2024 and June 30, 2024, respectively.

The balance as of June 31, 2024 mainly from a third-party customer for product sales. Pursuant to the contract, the customer has made a prepayment of RMB50 million to the Group. However, if the customer fails to achieve sales within 36 months, no refund will be provided for any remaining balance. According to the sales plan agreed with the customer, the management established a reasonable basis for projecting anticipated revenue schedules that are expected to be earned. The outstanding balance was nil as of December 31, 2024 due to the disposal of a subsidiary.

(r)	Cost of revenues

Cost of revenues consists primarily of (i) purchase of goods, and (ii) rents and other costs related to the business operation.

(s)	Selling expenses

Selling and marketing expenses mainly consist of (i) advertising costs and market promotion expenses, and (ii) delivery cost charged by delivery agencies.

(t)	General and administrative expenses

General and administrative expenses mainly consist of (i) staff cost, rental and depreciation related to general and administrative personnel, (ii) professional service fees; and (iii) other corporate expenses.

(u)	Financial (expense) income, net

Financial (expense) income, net mainly consists of (i) interest income and expense, (ii) foreign exchange gain or loss, and (iii) bank charges.

(v)	Employee benefits

According to the regulations of the PRC, full-time eligible employees of the Group in the PRC are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Group is required to make contributions to the plan and accrues these benefits based on certain percentages of the qualified employees’ salaries. The Group has no further commitments beyond its required contribution. Employee social benefits included as cost of revenues and expenses in the unaudited condensed consolidated statements of operations and comprehensive income amounted to $37,419 and $41,235 for the six months ended December 31, 2024 and 2023, respectively.

(w)	Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the unaudited condensed consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its unaudited condensed consolidated statements of operations and comprehensive income for the six months ended December 31, 2024 and 2023, respectively. The Group expects that its assessment regarding unrecognized tax positions will change over the next 12 months.

(x)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products. For revenue generated from services, the VAT rate is 6% depending on whether the entity is a general tax payer, and related surcharges on revenue generated from providing services. Entities that are VAT general taxpayers are allowed to offset qualified input VAT, paid to suppliers against their output VAT liabilities.

(y)	Foreign currency transactions and translations

The functional and reporting currency of the Company is the United States Dollar (“USD”). The Company’s operating subsidiaries in China and Hong Kong use their respective currencies Renminbi (“RMB”) and Hong Kong Dollar (“HKD”) as their functional currencies.

The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive loss included in unaudited condensed consolidated statements of changes in shareholders’ equity/(deficit). Gains and losses from foreign currency transactions are included in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements:

	As of
	December 31, 2024	June 30, 2024
Period end USD: RMB exchange rate	7.2993	7.2672
Period end USD: HKD exchange rate	7.7677	N/A

	For the six months ended December 31,
	2024	2023
Average USD: RMB exchange rate	7.1767	7.2347
Average USD: HKD exchange rate	7.7870	N/A

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(z)	Earnings per share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders, taking into consideration the deemed dividends to preferred shareholders (if any), by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses.

Diluted earnings per share is calculated by dividing net earnings attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the conversion of the convertible warrants and earn-out shares, using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such share would be anti-dilutive.

(aa)	Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(ab)	Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-07.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Group is currently evaluating the impact of adopting ASU 2023-09.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

4.	ACCOUNTS RECEIVABLES, NET

Accounts receivables, net consisted of the following:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Accounts receivable	105,661	49,474
Allowance for credit losses	(3,687)	(1,721)
Accounts receivables, net	101,974	47,753

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Balance at beginning of the period/year presented	(1,721)	(6,442)
Allowance provided during the period/year	(2,008)	-
Reversal	-	4,735
Foreign currency translation adjustment	42	(14)
Balance at end of the period/year presented	(3,687)	(1,721)

The Group recorded provision of credit losses of $2,008 and $3,412 for the six months ended December 31, 2024 and 2023, respectively.

5.	INVENTORIES, NET

Inventories, net consisted of the following:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Raw materials	-	296,889
Finished goods	1,490	310,528
Others	-	5,747
Total	1,490	613,164
Inventory write-down	-	(12,288)
Inventories, net	1,490	600,876

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Balance at beginning of the period/year presented	(12,288)	(4,749)
Write-down provided during the period/year	-	(7,594)
Write-offs during the period/year	12,443	-
Foreign currency translation adjustment	(155)	55
Balance at end of the period/year presented	-	(12,288)

The Group reduced the inventory write-down of $12,443 and $601 due to sales of inventory with a long storage period for the six months ended December 31, 2024 and 2023.

6.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Value added tax recoverable	242,833	275,765
Deposits	148,007	111,749
Receivable from disposal of a vehicle	-	83,939
Prepaid expenses	45,007	50,981
Others	-	13,760
Payment on behalf of others	1,631	3,337
Prepaid expenses and other current assets	437,478	539,531

7.	PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Office equipment and computers	84,605	1,105,814
Transportation equipment	284,680	302,809
Building	2,655,296	2,670,908
Leasehold improvements	959,696	963,936
Total	3,984,277	5,043,467
Less: accumulated depreciation	(1,449,853)	(1,443,921)
Property and equipment, net	2,534,424	3,599,546

Depreciation expenses were $159,562. Accumulated depreciation transferred out due to disposal of a subsidiary was $147,071, and currency translation difference were $6,559 for the six months ended December 31, 2024.

Depreciation expenses were $479,995. Accumulated depreciation transferred out from plant and equipment’s disposal was $5,908, and currency translation difference were $25,805 for the six months ended December 31, 2023. Loss from disposal of plant and equipment was $5,137 for the six months ended December 31, 2023.

As of December 31, 2024, the building, owned by the Group, for which the carrying value was $2,411,086, was pledged as collateral to secure long-term bank loans dated November 24, 2023 and November 27, 2023, from Industrial and Commercial Bank of China (Note 11).

8.	INTANGIBLE ASSETS, NET

Intangible assets, net, consisted of the following:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Trademark	2,587,480	2,598,909
Less: accumulated amortization	(411,879)	(236,492)
Intangible asset, net	2,175,601	2,362,417

For the six months ended December 31, 2024 and 2023, amortization expense amounted to $179,629 and $192, respectively.

Future estimated amortization expense of intangible assets is as follows:

Year	Amount
2025	352,855
2026	352,855
2027	352,855
2028	352,855
2029	352,855
Thereafter	411,326
Total	2,175,601

9.	LEASE

Effective on July 1, 2021, the Group adopted Topic 842. At the inception of a contract, the Group determines if the arrangement is, or contains, a lease. The leases of the Group mainly consisted of office leasing and studio leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Right-of-use assets	1,262,111	547,214

Operating lease liabilities – current	339,542	190,023
Operating lease liabilities – non-current	1,014,240	335,241
Total operating lease liabilities	1,353,782	525,264

The components of lease expenses were as follows:

	For the six months ended December 31,
	2024	2023
	USD	USD
Lease cost
Amortization of right-of-use assets	129,397	89,327
Interest of operating lease liabilities	17,983	14,383
Total Lease cost	147,380	103,710

The weighted average remaining lease terms and discount rates for the operating lease as of December 31, 2024 were as follows:

Weighted average remaining lease term (years):	3.58
Weighted average discount rate:	3.85%

The following is a schedule of future minimum payments under the Group’s operating leases as of December 31, 2024:

Amount
USD
2025	385,321
2026	385,321
2027	425,604
Thereafter	257,464
Total lease payments	1,453,710
Less: imputed interest	(99,928)
Present value of operating lease liabilities	1,353,782

10.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31, 2024	June 30, 2024
	USD	USD
Professional fees payable	1,512,500	1,612,224
Other taxes payable	904,242	851,836
Payable to a third party	1,031,674	-
Accrued payroll and employee benefits	69,230	139,611
Deposits	7,454	7,457
Others	124,278	52,651
Total accrued expenses and other current liabilities	3,649,378	2,663,779

11.	LONG-TERM LOANS

In Novermber 2023, Jingxiyun Shenzhen obtained a bank loan of RMB10,000,000 ($1,369,994) from Industrial and Commercial Bank of China with the maturity date on October 30, 2026 and an interest rate of 3.25% per annum. The loan was pledged by the building owned by the Group for which the carrying value was $2,411,086 as of December 31, 2024.

12.	OTHER NON-CURRENT LIABILITIES

On June 20, 2023, August 8, 2023, September 14, 2023, December 27, 2023, and March 19, 2024, Plutonian Investments LLC provided Plutonian with a loan of $150,000 (“Promissory Note 1”), $210,000 (“Promissory Note 2”), $140,000 (“Promissory Note 3”), $300,000 (“Promissory Note 4”), and $350,000 (“Promissory Note 5), respectively, to be used, in part, for working capital and term extension fees. Promissory Note 1 and Promissory Note 3 are unsecured, interest-free and payable on the earlier of: 1) the date on which Plutonian consummates an initial business combination, or 2) the date Plutonian liquidates if a business combination is not consummated. Plutonian Investments LLC may elect to convert the promissory notes in shares of the common stock of Plutonian at a fixed price of $10.00 per share at any time when promissory notes remain outstanding. Promissory Note 2, 4 and 5 have the same terms as Promissory Note 1 and 3, except Plutonian Investments LLC may elect to convert the promissory note into 25,200 shares, 36,000 shares and 42,000 shares ($8.33 per share) of the common stock of Plutonian.

On June 10, 2024, Plutonian Investments LLC transferred all promissory notes mentioned above with a total amount of $1,150,000 to a third party. The promissory notes have then been extended to a 3-year term payable to the third party.

13.	WARRANTS

In connection with the Business Combination, the Company has assumed 6,016,125 warrants outstanding, which consisted of: (i) 5,750,000 warrants (the “Public Warrants”) with each Public Warrant exercisable to purchase one ordinary share at a price of $11.50, such Public Warrants originally issued in the initial public offering of Plutonian by holders, and (ii) 266,125 warrants (the “Private Warrants”) with each Private Warrant exercisable to purchase one ordinary share at a price of $11.50, such Private Warrants originally issued in a private placement by Plutonian in connection with the initial public offering of Plutonian by the holders. The warrants became exercisable on the later of 30 days after the completion of the initial Business Combination and 12 months from the closing of the initial public offering of Plutonian (which is November 15, 2022), and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation.

The Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, which the Company refers to as the 30-day redemption period;

●	if, and only if, the last reported sale price of the Company’s ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the to the warrant holders.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. In such event, each holder would pay the exercise price by surrendering the warrants in exchange for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” for this purpose shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.

The Private Warrants will be identical to the Public Warrants, except that the Private Warrants will be entitled to registration rights, and the Private Warrants (including the common shares issuable upon the exercise of the Private Warrants) will not be transferable, assignable or salable until after the completion of the Business Combination, except to permitted transferees.

Both Public Warrants and Private Warrants are classified as equity, as both meet all the criteria for equity classification and are indexed to its own ordinary shares. The warrants are recorded as additional paid-in capital on the Consolidated Balance Sheet at the completion of the Business Combination.

14.	RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Shareholders. Paid-in capital of subsidiaries included in the Group’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of December 31, 2024 and June 30, 2024, net assets restricted in the aggregate, which include paid-in capital and additional paid-in capital the Company’s subsidiaries, that are included in the Group’s consolidated net assets were approximately $4,849,352 and $4,249,352, respectively.

15.	TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form April 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. MTV HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the years presented.

PRC

Generally, the Group’s subsidiaries in the PRC, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%.

In January 2019, the State Administration of Taxation announced that from January 1, 2019 to December 31, 2021, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of their taxable income amount for the proportion of taxable income not exceeding RMB1 million; and a 20% corporate income tax on 50% of their taxable income amount of more than RMB1 million but not exceeding RMB3 million. The State Administration of Taxation further announced that from January 1, 2022 to December 31, 2027, small and low-profit enterprises can enjoy a 20% corporate income tax rate on 25% of the taxable income amount for the portion of taxable income more than RMB1 million but not exceeding RMB3 million.

The income tax provision consists of the following components:

	For the six months ended December 31,
	2024	2023
	USD	USD
Current income tax expenses	(456,065)	(78,905)
Deferred income tax (expense)/benefit	(138,991)	124,207
Total income tax (expense)/benefit	(595,056)	45,302

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the six months ended December 31,
	2024	2023
	USD	USD
Income before income tax expenses	2,474,514	536,082
Computed income tax expense with statutory tax rate	(618,628)	(134,021)
Tax effect of non-deductible items	147,899	130,770
Write-off net loss carried forward	-	(72,566)
Effect of preferential tax rate	(124,327)	121,119
Income tax (expense)/benefit	(595,056)	45,302

As of December 31, 2024 and June 30, 2024, the significant components of the deferred tax liabilities are summarized below:

	As of
	December 31, 2024	June 30, 2024
Deferred tax assets:
Net operating loss carried forward	172,873	502,037
Allowance for doubtful accounts	2,915	928
Total deferred tax assets	175,788	502,965

As of December 31, 2024 and June 30, 2024, the Group had net operating loss carryforwards of approximately $3,823,700 and $4,390,265, respectively, which arose from the Group’s subsidiaries. As of December 31, 2024 and June 30, 2024, deferred tax assets from the net operating loss carryforwards amounted to $172,873 and $502,037, respectively.

As of December 31, 2024, net operating loss carryforwards will expire, if unused, in the following amounts:

2026	34,569
2027	782,180
2028	1,560,669
2029	224,364
2030	448457
2031	773,461
Total	3,823,700

16.	EARNINGS PER SHARE

The following table sets forth the basic and diluted earnings per share computation and provides a reconciliation of the numerator and denominator for the years presented:

	For the six months ended December 31,
	2024	2023
	USD	USD
Numerator:
Earnings attributable to Big Tree Cloud International Group Limited	1,879,458	581,384
Numerator for basic and diluted earnings per share calculation	1,879,458	581,384
Denominator:
Weighted average number of ordinary shares - basic and diluted	65,631,981	50,000,000
Denominator for basic and diluted earnings per share calculation	65,631,981	50,000,000
Earnings per ordinary share
– Basic and diluted	0.0286	0.0116

17.	RELATED PARTY TRANSACTIONS

Related parties

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship
1	Wenquan Zhu	Principal shareholder, Chief Executive Officer and chairman of the Group
2	Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Controlled by Wenquan Zhu

Amounts due from a related party

Amounts due from a related party consisted of the following for the years indicated:

		As of
	Nature	December 31, 2024	June 30, 2024
		USD	USD
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	Rent receivable	-	16,595

Amounts due to a related party

Amount due to a related party consisted of the following for the years indicated:

		As of
	Nature	December 31, 2024	June 30, 2024
		USD	USD
Wenquan Zhu	Interest payable	31,864	13,012
Wenquan Zhu(1)	Loans	1,132,052	-
Total		1,163,916	13,012

Amounts due to a related party, non-current

Amount due to a related party, non-current consisted of the following for the years indicated:

		As of
	Nature	December 31, 2024	June 30, 2024
		USD	USD
Wenquan Zhu(2)	Loans	2,501,381	2,360,147

(1)

On December 20, 2024, Mr. Wenquan Zhu extended a loan in the amount of $600,000 to DSY HK for the purpose of enabling DSY HK to invest in DSY Guangdong in connection with an increase in the registered capital of DSY Guangdong Dashuyun.

Except for the loan above, the Group borrowed 1-year loans from Mr. Wenquan Zhu from August to December 2024 in a total amount of HKD4,013,184 (approximately $516,650) with an annual interest rate of 12% and no collateral.

(2)

On May 10, 2024, the Group borrowed a 3-year long-term loan from Mr. Wenquan Zhu, for a total of RMB13,000,000 (approximately $1,780,993) with an annual interest rate of 6.2% and no collateral, and additional 3-year long-term loans from Mr. Wenquan Zhu for a total of RMB9,500,000 (approximately $1,301,495) with the same terms from July to August, 2024. The Group has repaid in advance of RMB8,500,000 (approximately $1,164,495) as of June 30, 2024.

On November 5, 2023, Mr. Wenquan Zhu lent unsecured, interest-free loans with a 3-year term of $630,000 to the Group for the payment of promissory notes that Plutonian issued to the Group.

Related party transactions

	For the six months ended December 31,
Nature	2024	2023
	USD	USD
Purchase of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	-	706
Sales of goods
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	-	63,083
Rental income
Big Tree Cloud Network Technology (Shenzhen) Co., LTD	15,417	8,685
Interest expense
Wenquan, Zhu	130,143	14,769

18.	GAIN ON DEREGISTRATION AND DISPOSAL OF SUBSIDIARIES, NET

Gain on deregistration and disposal of subsidiaries, net consists of gain or loss from deregistration of subsidiaries and gain from disposal of a subsidiary.

On July 29, 2024, the Group entered into an equity transfer agreement with a third party to dispose 100% equity of its wholly-owned subsidiary, DSY Dongguan, together with its branches, with a total consideration of RMB38,000,000 (approximately $5,294,913). The disposal was completed on September 3, 2024, resulting a gain of $4,827,690 on the disposal of DSY Dongguan.

For the six months ended December 31, 2024 and 2023, the Group completed the deregistration of several subsidiaries with local governmental and corporate service institutions. Those subsidiaries had little business operations for years. As a result, the Group recognized loss from deregistration of subsidiaries of a total of $39,313 for the six months ended December 31, 2024, and income from deregistration of subsidiaries of a total of $62,429 for the six months ended December 31, 2023.

19.	CONCENTRATION OF RISKS

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total revenue:

	For the six months ended December 31,
	2024		2023
	Amount	%	Amount	%
	USD		USD
Customer A	905,849	87%	*	*

*	represent percentage less than 10%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total account receivables:

	As of
	December 31, 2024		June 30, 2024
	Amount	%	Amount	%
	USD		USD
Customer B	-	-%	23,030	48%
Customer C	-	-%	21,345	45%
Customer D	76,697	10%	-	-%

The following table sets forth a summary of single customers who represent 10% or more of the Group’s total contract liabilities:

As of
	December 31, 2024		June 30, 2024
	Amount	%	Amount	%
	USD		USD
Customer A	-	-%	7,626,219	94%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total purchases:

	For the six months ended December 31,
	2024		2023
	Amount	%	Amount	%
	USD		USD
Supplier I	-	%	325,538	14%
Supplier J	-	%	238,337	10%
Supplier K	49,982	30%	-	-%
Supplier E	28,771	17%	-	-%
Supplier L	28,118	17%	-	-%
Supplier H	16,383	10%	-	-%

*	represent percentage less than 10%

The following table sets forth a summary of single suppliers who represent 10% or more of the Group’s total account payables:

	As of
	December 31, 2024		June 30, 2024
	Amount	%	Amount	%
	USD		USD
Supplier A	-	-%	176,383	41%
Supplier B	-	-%	105,266	24%
Supplier C	-	-%	84,214	20%
Supplier D	-	-%	56,676	13%
Supplier E	31,965	40%	-	-%
Supplier F	12,685	16%	-	-%
Supplier G	15,441	19%	-	-%
Supplier H	18,202	23%	-	-%

*	represent percentage less than 10%

20.	COMMITMENTS AND CONTINGENCIES

Lease Commitments

As of December 31, 2024, the Group had no short-term operating lease commitments, nor any leases that had not yet commenced but created significant rights and obligations that are not already included in the right-of-use assets and lease liabilities.

Non-cancellable operating leases

The following table sets forth our contractual obligations of lease management expenses as of December 31, 2024:

Lease management expenses
Within 1 year	44,921
1-2 years	116,046
Total	160,967

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. In the opinion of management, there were no pending or threatened claims and litigation as of December 31,2024 and through the issuance date of these unaudited condensed consolidated financial statements.

21.	SUBSEQUENT EVENTS

On January 24, 2025, the Company granted a total of 9,892,382 restricted shares to certain distributors and employees under the Big Tree Cloud Holdings Limited 2024 Equity Incentive Plan, which was adopted on October 31, 2024.

In February 2025, the Company completed the issuance and registration of the total 20,000,000 Earnout Shares to Ploutos Group Limited.

On May 6, 2025, Shenzhen Wengu, a limited partnership incorporated in the PRC where Mr. Wenquan Zhu is an executive partner, made a total contribution of RMB30,000,000 to DSY Guangdong, which was fully received as of the issuance date of the financial statements. Following the completion of capital increase from DSY HK (Note 17) and Shenzhen Stabel Development, the Company through DSY HK holds a 95.92% equity interest in DSY Guangdong, while Shenzhen Wengu holds the remaining 4.08%.

The Group has evaluated subsequent events through August 28, 2025, which is the date of issuance of the unaudited condensed consolidated financial statements, and did not identify any other subsequent events with material financial impact on the Group’s unaudited condensed consolidated financial statements.